August 12, 2008
VIA EDGAR AND FACSIMILE (202) 772-9369
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

Attn:	Pamela A. Long Dorine Miller

Re:	Sterling Chemicals, Inc. Form S-4 Initially Filed August 30, 2007 (the “Registration Statement”) File No. 333-145803
Ladies and Gentlemen:
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Sterling Chemicals, Inc. (“Sterling Chemicals”) respectfully requests that the effective date for the Registration Statement on Form S-4, as amended (File No. 333-145803), be accelerated to 4:30 p.m., Eastern Standard Time, on August 13, 2008, or as soon as practicable thereafter.
In connection therewith, Sterling Chemicals acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Sterling Chemicals from its full responsibility for the adequacy and accuracy in the Registration Statement; and

•	Sterling Chemicals may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person and the federal securities laws of the United States.
If you have any questions or comments on this matter, please feel free to call me at (713) 654-9502.
Very truly yours,
/s/ Kenneth M. Hale
Kenneth M. Hale
Senior Vice President, General Counsel
and Secretary

cc:	J. Michael Chambers, Akin Gump Strauss Hauer & Feld LLP